Exhibit 99.3

December 2, 2025

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Press Release

Please find attached herewith copy of the Press Release which is being released today.

Thanking you,

For Wipro Limited

M Sanaulla Khan

Company Secretary

Wipro Completes Acquisition of HARMAN’s Digital Transformation Solutions (DTS) Business Unit

E. BRUNSWICK, N.J. | BENGALURU, India – Dec 02, 2025: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading AI-powered technology services and consulting company, today announced that its acquisition of the Digital Transformation Solutions (DTS) business unit of HARMAN has been completed, following the completion of relevant regulatory approvals. The DTS acquisition was originally announced on August 21, 2025, and with the successful closure of the deal, DTS will begin operating as part of Wipro’s Engineering Global Business Line.

The acquisition of DTS marks a significant milestone in Wipro’s commitment to advance AI capabilities, engineering innovation, and research & development (R&D) excellence.

DTS brings to Wipro deep product engineering and digital transformation services capabilities, combined with strong expertise in embodied AI, embedded software, device engineering, and customer experience platforms. The acquisition will unite DTS’ capabilities with Wipro’s consulting-led, AI-powered expertise, while seamlessly integrating HARMAN’s AI solutions with Wipro Intelligence™—our AI-powered suite of platforms, solutions, and transformative offerings. This will enable Wipro to deliver truly differentiated and connected next-generation experiences and reinforce its standing as a global leader in engineering services.

“We are delighted to welcome the DTS team and their clients to Wipro. The acquisition of DTS strengthens Wipro’s ability to deliver AI-powered, end-to-end engineering services,” said Srikumar Rao, Managing Partner and Global Head of Engineering, Wipro Limited. “By adding DTS’ deep product engineering and technology expertise to our capabilities, and their complimentary industry solution and market presence, we are evolving our engineering DNA to meet the demands of a rapidly transforming technology landscape. This acquisition enhances our ability to innovate at scale, deliver measurable business value, and support complex transformations across sectors.”

Vikas Gupta, Executive Vice President and GM, DTS, added “As part of Wipro, DTS enters a new phase of growth and opportunity. Wipro’s global reach, Wipro Intelligence™ capabilities, and advanced technology ecosystem provide the foundation to scale impact, expand into new industries, and deliver enhanced value to clients. The combined strengths of DTS and Wipro will enable a more integrated go-to-market approach, accelerating innovation and transformation for clients worldwide.”

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading AI-powered technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our consulting-led approach and the Wipro Intelligence™ unified suite of AI-powered platforms, solutions and transformative offerings, we help clients realize their boldest ambitions and build intelligent, sustainable businesses. The Wipro Innovation Network—part of the Wipro Intelligence™ suite—underpins our commitment to client-centric co-innovation and co-creation by bringing together capabilities from the innovation labs and partner ecosystems, academia, and global tech communities. With over 230,000 employees and business partners across 65 countries, we deliver on the promise of helping our customers, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com.

Media Contact:

Wipro Media Relations

media-relations@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.